                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549


                               SCHEDULE 13D


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO. ----------)<F*>


                               Calgene, Inc.
- ---------------------------------------------------------------------------
                             (Name of Issuer)

                       Common Stock, $.001 par value
- ---------------------------------------------------------------------------
                      (Title of Class of Securities)

                                129598 10 8
          -------------------------------------------------------
                              (CUSIP Number)

 Karl R. Barnickol, 800 N. Lindbergh Boulevard, St. Louis, Missouri 63167,
                              (314) 694-1000
- ---------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                            and Communications)

                              March 31, 1996
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

<F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                               SCHEDULE 13D

CUSIP NO.   129598 10 8
         -------------------

=============================================================================
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


    Monsanto Company: 43-0420020
- -----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) / /
                                                                   (b) / /
    n/a
- -----------------------------------------------------------------------------
 3  SEC USE ONLY


- -----------------------------------------------------------------------------
 4  SOURCE OF FUNDS

    WC, OO
- -----------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO / / ITEMS 2(d) OR 2(e)

    n/a
- -----------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
- -----------------------------------------------------------------------------
                7  SOLE VOTING POWER

  NUMBER OF        30,143,441
    SHARES      -------------------------------------------------------------
 BENEFICIALLY   8  SHARED VOTING POWER
   OWNED BY
     EACH          n/a
   REPORTING    -------------------------------------------------------------
    PERSON      9  SOLE DISPOSITIVE POWER
     WITH
                   30,143,441
                -------------------------------------------------------------
               10  SHARED DISPOSITIVE POWER

                   n/a
- -----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    30,143,441
- -----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

    n/a
- -----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    49.9%
- -----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    CO
=============================================================================

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Item 1.  Security and Issuer.
- ----------------------------

     This statement relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Calgene, Inc. (formerly incorporated under the name Calgene II, Inc.), a Delaware corporation (the "Issuer"). The Common Stock was registered under
Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules promulgated thereunder effective March 29, 1996. The issuer changed its name from "Calgene II, Inc." to "Calgene, Inc." effective March 31, 1996 and filed a Form 10-C notifying the Securities and Exchange Commission (the "Commission") of the name change shortly thereafter. The Issuer's executive offices are located at 1920 Fifth Street, Davis, California 95616.

Item 2.  Identity and Background.
- --------------------------------

     This statement is filed by Monsanto Company (the "Company"), a Delaware corporation. The Company and its subsidiaries are engaged in the worldwide manufacture and sale of a diversified line of agricultural products, chemical products, pharmaceuticals and food ingredients. The Company's principal business and principal office are located at 800 North Lindbergh Boulevard, St. Louis, Missouri 63167.

     During the last five years, neither the Company nor any of its executive officers, directors or controlling persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, neither the Company nor any of its executive officers, directors or controlling persons, has been, and is not now (a) subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
- ----------------------------------------------------------

     The amount and source of funds used by the Company to purchase the shares of Common Stock are (i) all outstanding shares of capital stock of Gargiulo, Inc., a Delaware corporation and wholly-owned subsidiary of the Company ("Gargiulo"), whose principal asset at the time of its contribution to the Issuer was the entire equity interest in Gargiulo, L.P., a Delaware limited partnership ("Gargiulo, L.P."), (ii) $30,000,000 in cash (less amounts previously advanced to Calgene (as defined below) under an existing subordinated promissory note, under which $23,000,000 was outstanding at March 29, 1996) from the Company's current working capital and (iii) certain technology licenses relating to fatty acid composition, fruit ripening control, virus and insect resistance, carbohydrate partitioning and gene expression.
Gargiulo L.P. engages in the growing, packaging, marketing and distribution of tomatoes and strawberries and, to a lesser extent, other fresh fruits and vegetables. On April 3, 1996, Gargiulo L.P. was merged with and into Gargiulo, the sole general partner of Gargiulo L.P. at the time of such merger.

Item 4.  Purpose of Transaction.
- -------------------------------

     On October 13, 1995, Calgene Technology Corporation, (then incorporated under the name Calgene, Inc. ("Calgene") entered in to an Agreement and Plan of Reorganization with the Company (the "Reorganization Agreement"), pursuant to which Calgene and the Company agreed, subject to the approval of Calgene stockholders and the fulfillment of certain other conditions, to a series of transactions referred to herein as the "Reorganization."

     The first step of the Reorganization involved the merger (the "Merger") of Calgene Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Issuer, with and into Calgene, with Calgene being the surviving corporation in the Merger and becoming a wholly-owned subsidiary of the Issuer.

     Pursuant to the Merger, each stockholder of Calgene received one share of Common Stock for each share of Calgene common stock held by such stockholder immediately prior to the Effective Time. The shares of Common Stock received by Calgene stockholders in the Merger (i) are registered under and are the subject of the Issuer's prospectus prepared in accordance with the Securities Act of 1933, as amended (the "Securities Act"), (ii) are listed on the Nasdaq National Market under the symbol "CGNE," and (iii) represent 50.1% of the outstanding shares of Common Stock at the Effective Time. Because the common stock of Calgene was registered under Section 12(g) of the Exchange Act and the Reorganization required the approval of the holders of a majority of the issued and outstanding common stock of Calgene, Calgene prepared and filed with the Commission and distributed to all of the holders of Calgene common stock on the record date, a proxy statement describing the transaction which proxy statement contained other information about the transaction and the parties involved. The Prospectus of the Issuer and the Proxy Statement of Calgene were contained in one document filed as part of that certain Registration Statement on Form S-4 (333-739) dated February 6, 1996, which was declared effective by the Commission on February 7, 1996.

     The second step of the Reorganization involved the exchange by the Company of (i) all outstanding shares of capital stock of Gargiulo, whose principal asset was the entire equity interest in Gargiulo, L.P. (immediately following the Reorganization, Gargiulo, L.P. was merged into Gargiulo, thereby succeeding to all of the assets and liabilities of Gargiulo, L.P. by operation of law), (ii) $30,000,000 in cash (less amounts previously advanced to Calgene under an existing subordinated promissory note, under which $23,000,000 was outstanding at March 29, 1996) and (iii) certain technology licenses relating to fatty acid composition, fruit ripening control, virus and insect resistance, carbohydrate partitioning and gene expression, for that number of shares of Common Stock representing 49.9% of the outstanding shares of Common Stock at the Effective Time. The shares of Common Stock received by the Company in the Reorganization were not registered under the Securities Act. However, upon the occurrence of certain events, as set forth in a Stockholders Agreement, dated as March 31, 1996, between the Company and the Issuer (the "Stockholders Agreement"), the Company has certain registration rights with respect to its shares of Common Stock. The Stockholders Agreement is described in more detail below.

     On March 25, 1996, the holders of a majority of the issued and outstanding common stock of Calgene approved the Reorganization
Agreement.  Upon the Effective Time (March 31,

1996), the Issuer then changed its name to "Calgene, Inc." and Calgene changed its name to "Calgene Technology Corporation."

     The Reorganization was structured in the manner described herein in order that the exchange of Calgene common stock in the Merger for Common Stock would qualify as a tax-free exchange under
Section 351 of the Internal Revenue Code of 1986, as amended.

     The Stockholders Agreement contains provisions relating to:
(a) the composition of the Boards of Directors of the Issuer, Calgene and Gargiulo; (b) restrictions upon the purchase of additional shares of Common Stock by the Company; (c) restrictions upon sales of shares of Common Stock by the Company; (d) rights of the Company to require the registration of shares of Common Stock under the Securities Act; (e) rights of the Company to participate in future equity financings of the Issuer; and (f) requirements that certain actions of the Issuer be approved by at least one Calgene designee on the Board of Directors of the Issuer (the "Issuer Board") and one Company designee on the Issuer Board.

     Pursuant to the Stockholders Agreement, the Issuer Board is to consist of nine directors, of which two are to be executive officers of the Issuer (but only one of which has been appointed as of the date hereof), three which are to be and which have been designated by the Issuer and four which are to be and which have been designated by the Company.

     At the Effective Time, the executive officers of Calgene immediately prior to the Effective Time, together with the Chairman and Chief Executive Officer of Gargiulo, L.P. (prior to its merger with and into Gargiulo), became the principal executive officers of the Issuer, except that Roderick N. Stacey, the President and Chief Operating Officer of Calgene, resigned.

     The Company acquired its shares of Common Stock for investment purposes. The Company believes that Calgene has established a leadership position in the genetic engineering of plant oils for the food and chemical industries and that plant oils represent a significant commercial opportunity. The Company anticipates that its indirect investment in Calgene, through ownership of Common Stock, will enable the Company to participate in that opportunity. The Company believes that combining the produce-related biotechnology and business assets of Gargiulo which it contributed to the Issuer with that of Calgene will result in an enterprise that is better positioned to develop, produce and market a family of high-value produce products on a nationwide basis. Finally, the Company believes that Calgene is a leader in the development of novel plant genetic engineering technologies, and that an indirect investment in Calgene will provide a vehicle for the Company to gain access to such technologies.

Item 5.  Interest in Securities of the Issuer.
- ---------------------------------------------

(a) As determined in accordance with Rule 13d-3, the Company is the beneficial owner of 30,143,441 shares of Common Stock, representing approximately 49.9% of the total issued and outstanding Common Stock.

(b) As determined in accordance with Rule 13d-3, the Company has sole voting power and sole dispositive power with respect to 30,143,441 shares of Common Stock.

(c) Except as set forth in this Schedule 13D, no transactions have been effected by the Company during the past sixty (60) days with respect to any shares of Common Stock.

(d)  Not applicable.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings, or Relationships
- ------------------------------------------------------------------
with Respect to Securities of the Issuer.
- ----------------------------------------

     THE REORGANIZATION AGREEMENT

     On October 13, 1995, Calgene and the Company entered into the Reorganization Agreement pursuant to which Calgene and the Company agreed, subject to the approval of Calgene stockholders and the fulfillment of certain other conditions, to the Reorganization, which included (i) the merger of Calgene Acquisition Corp., with and into Calgene, with Calgene, as the surviving corporation, becoming a wholly-owned subsidiary of the Issuer, and the stockholders of Calgene receiving shares of Common Stock representing 50.1% of the outstanding shares of Common Stock at the Effective Time, and (ii) the exchange by the Company of all outstanding shares of capital stock of Gargiulo, $30,000,000 in cash (less amounts previously advanced to Calgene under an existing subordinated promissory note) and certain technology licenses for that number of shares of Common Stock representing 49.9% of the outstanding shares of Common Stock at the Effective Time.

     THE STOCKHOLDERS AGREEMENT

     Pursuant to the Reorganization Agreement, the Company and the Issuer entered into the Stockholders Agreement at the Effective
Time providing for, among other things, the following:

     Registration Rights

     The Stockholders Agreement provides that the Company and certain assignees may, subject to certain conditions and limitations, require the Issuer, whether or not the Issuer proposes to register its Common Stock for sale, to register all or part of the shares of Common Stock acquired by the Company in connection with the Reorganization or upon the later conversion into Common Stock of outstanding principal or interest under the Newco Credit Facility Agreement (as defined herein) or the Gargiulo Credit Facility Agreement (as defined herein) (collectively, the "Registrable Shares") under the Securities Act and to register or qualify such Registrable Shares under any applicable state securities or blue sky laws so as to permit the Company to sell such Registrable Shares in the public markets. The Issuer is not required to effect such a registration prior to September 30, 1998, unless an Event of Default (as defined in the Newco Credit Facility Agreement or the Gargiulo Credit Facility Agreement, as the case may be) has occurred and is continuing under the Newco Credit Facility Agreement or the Gargiulo Credit Facility Agreement, in which event the Issuer is required to effect a registration of the Registrable Shares received in such conversion at the request of the Company or its assignee. The Issuer is required to pay all of the expenses (other than certain expenses of the Company, such as underwriting discounts and selling commissions) with respect to up to four

(4) such registrations. In the event the Issuer proposes to register any of its securities under the Securities Act at any time after September 30, 1998 for its own account (other than a registration relating to employee benefit plans or a transaction under Rule 145 of the Securities Act), the Company is entitled to notice of such registration and to include Registrable Shares in such registration, subject to certain conditions and limitations. The registration rights granted pursuant to the Stockholders Agreement shall terminate at such time as (a) all Registrable Shares can be sold within a given three month period without registration under the Securities Act pursuant to Rule 144 of the Securities Act and (b) all accrued interest and principal under the Newco Credit Facility Agreement and the Gargiulo Credit Facility Agreement has been repaid in full or converted into Common Stock (and such Common Stock can be sold as provided in clause (a) above).

     Anti-Dilution Rights

     If at any time after the Effective Time the Issuer agrees to sell shares of Common Stock or other securities having the right to vote generally in any election of directors of the Issuer (collectively, "Issuer Securities") in a private or public offering (other than pursuant to the Issuer's stock option plans), the Company is entitled to notice of such proposed sale and has the right, but not the obligation, to acquire all or any portion of Issuer Securities to be offered for sale sufficient for the Company to maintain, after the consummation of the proposed offering, the same percentage of ownership of Issuer Securities as the Company possessed immediately prior to such offering. With respect to shares of Issuer Securities issued pursuant to the Issuer's stock option plans, the Company shall have the right to maintain its percentage ownership of issued and outstanding Issuer Securities by making open market purchases in accordance with the Stockholders Agreement.

     Limitations on the Company's Ownership of Issuer Securities

     Except for purchases of Issuer Securities made in accordance with the Stockholders Agreement, during the term of the Stockholders Agreement, the Company shall not, directly or indirectly, acquire any Issuer Securities except as follows: (a) prior to the first anniversary of the Effective Time, the Company shall not increase its percentage of ownership of issued and outstanding Issuer Securities (the "Percentage Interest") above 49.9% except through one or more of the following: (i) conversion of principal and/or interest under the Newco Credit Facility Agreement or the Gargiulo Credit Facility Agreement into shares of Common Stock; (ii) issuance of Issuer Securities in an asset sale by the Company to the Issuer; or (iii) a tender offer by the Company for not less than 100% of all publicly-traded Issuer Securities at a price approved by the disinterested directors of the Issuer and based upon a fairness opinion delivered to the Issuer Board by an investment banking firm; (b) on and after the first anniversary of the Effective Time until the earlier of September 30, 1998, or the third anniversary of the Effective Time, the Company shall not increase or further increase its ownership of issued and outstanding Issuer Securities above 49.9% except through one or more of the following: (i) conversion of principal and/or interest under the Newco Credit Facility Agreement or the Gargiulo Credit Facility Agreement into shares of Common Stock; (ii) issuance of Issuer Securities in an asset sale by the Company to the Issuer; or (iii) a tender offer by the Company to increase its ownership to 70% or more of the issued and outstanding Issuer Securities at a price approved by the disinterested directors of the Issuer and based upon a fairness opinion delivered to the

Issuer Board by an investment banking firm; provided, however, that if the Company makes a tender offer to increase its ownership to more than 80% of the issued and outstanding Issuer Securities, such tender offer must be for at least 100% of all publicly traded Issuer Securities; and (c) after the earlier of September 30, 1998, or the third anniversary of the Effective Time, the Company may increase its ownership of Issuer Securities through open market purchases or otherwise.

     Limitations on the Company's Resale of Issuer Securities

     The Stockholders Agreement provides that the Company shall not, directly or indirectly, sell any Issuer Securities (other than to an affiliate) except as follows: (a) on and after the first anniversary of the Effective Time until the earlier of September 30, 1998, or the third anniversary of the Effective Time, the Company may sell Issuer Securities (i) as part of a joint venture, merger or sale of all or substantially all of its current crop protection business unit, as such business may be subsequently renamed or reorganized, or (ii) pursuant to a tender offer by a third party to the stockholders of the Issuer; (b) after the earlier of September 30, 1998, or the third anniversary of the Effective Time, in addition to the rights set forth in (a) above, the Company may sell Issuer Securities (i) in a registered public offering pursuant to the registration rights granted to the Company under the Stockholders Agreement; (ii) through sales pursuant to Rule 144 under the Securities Act; (iii) through sales of not more than 10% of the total issued and outstanding Issuer Securities to a Non-Financial Purchaser (as defined in the Stockholders Agreement); or (iv) through sales to a Financial Purchaser (as defined in the Stockholders Agreement); (c) after the earlier of September 30, 1999, or the fourth anniversary of the Effective Time, in addition to the rights set forth in (a) and (b) above, the Company may sell Issuer Securities through a private sale of 35% or more of the total issued and outstanding Issuer Securities to a Non-Financial Purchaser under circumstances where such third party assumes the applicable and proportionate rights and obligations of the Company under the Stockholders Agreement and the other agreements signed pursuant to the Reorganization Agreement; and (d) notwithstanding the foregoing, at any time after the Effective Time, the Company may sell Issuer Securities issued to the Company upon conversion by the Company of principal or interest under the Newco Credit Facility Agreement or the Gargiulo Credit Facility Agreement after the occurrence of an Event of Default under the Newco Credit Facility or the Gargiulo Credit Facility as the case may be.

     Composition of the Issuer Board

     The Stockholders Agreement provides that the composition of the Issuer Board and the manner of nominating members thereof shall be as follows:

     (a) at and after the Effective Time, the Issuer Board shall be comprised of nine directors. The number of Issuer Directors may be increased only in accordance with the terms of the Stockholders Agreement;

     (b) at the Effective Time and until the earlier of any time that (i) the Company's percentage ownership of the outstanding Issuer Securities ("Percentage Interest") is at least 55% or (ii) the Issuer elects to convert borrowings made from the Company into equity securities of the Issuer and the Company's Percentage Interest is at least 50% after such conversion (a

"Trigger Event"), the Issuer shall nominate for election as directors two directors who are either the Chief Executive Officer or Chief Operating Officer of the Issuer (or the next most highly ranking executive officers of the Issuer) ("Company Management Directors"), three Independent Directors (as defined in the Stockholders Agreement) designated by the Issuer ("Company Directors"), and four directors designated by the Company (each a "Monsanto Director"), at least one of whom shall be an Independent Director (as defined in the Stockholders Agreement);

     (c) at and after the occurrence of a Trigger Event, the Issuer Board shall be comprised of eleven directors and the Issuer shall nominate, subject to paragraph (d) below, two additional directors designated by the Company.

     (d) at any time that the Company's Percentage Interest is at least 70%, the Issuer shall nominate (i) eight directors to consist of the two Company Management Directors and six other directors designated by the Company (including at least one Independent Director) and (ii) three Independent Directors. At such time as the Company's Percentage Interest is at least 99%, the Issuer shall nominate eleven directors designated by the Company.

     Notwithstanding anything in the foregoing to the contrary (i) at any time the Company's Percentage Interest is less than 40% but at least twenty percent (20%), the Issuer shall nominate three directors designated by the Company, (ii) at any time the Company's Percentage Interest is less than 20% but at least 10%, the Issuer shall nominate two directors designated by the Company, and (iii) at any time the Company's Percentage Interest is less than 10% but at least 5%, the Issuer shall nominate one director designated by the Company. If, at any time, the Company's Percentage Interest is less than 5%, the Issuer shall not be obligated to nominate any director designated by the Company. At any such time, all Issuer Directors, other than Company Management Directors, shall be nominated by the Issuer.

     The Independent Directors to be nominated by the Issuer from time to time shall be designated by action of a majority of Company Directors then in office. In the event that no Company Directors are in office at such time, such Independent Directors shall be nominated by a majority of the Independent Directors then in office; provided, however, that the holders of a majority of the outstanding voting stock held by Unaffiliated Equity Holders (as defined in the Stockholders Agreement) shall be entitled to nominate and elect Independent Directors in lieu of any individuals so designated to be such Independent Directors by a majority of the Independent Directors.

     Solicitation and Voting of Shares

     The Issuer is obligated to use its best efforts to solicit from the stockholders of the Issuer proxies in favor of all directors nominated in accordance with the Stockholders Agreement. The Issuer and the Company shall also cooperate with each other with respect to the election, removal and replacement of all directors designated in accordance with the Stockholders Agreement.

     Committees of the Issuer Board

     The Stockholders Agreement provides that the Issuer shall establish, empower and maintain the following committees of the Issuer Board: (i) an Audit Committee, consisting of at least three Independent Directors; (ii) until the occurrence of a Trigger Event, a Retention/Replacement Committee, consisting of the Independent Directors then serving on the Issuer Board, responsible for retention and/or replacement of all of the executive officers of the Issuer; (iii) a Compensation Committee; and (iv) such other committees as the Issuer Board deems necessary or desirable.
Except as otherwise provided in the Stockholders Agreement or as agreed by a majority of the Company Management Directors (as defined in the Stockholders Agreement), the number of the Company Directors on each committee of the Issuer Board shall be the same proportion (but not less than one) of the total membership of such committee as the number of the Company Directors, as the case may be, is of the entire the Issuer Board.

     The corporate governance provisions included in the Stockholders Agreement as discussed above have been incorporated into the Restated Certificate of Incorporation of the Issuer, as filed with the Secretary of State of the State of Delaware on March 29, 1996.

     Approval Required for Certain Actions

     (a) On and after the Effective Time until the earlier of a Trigger Event or such date on which the Company's Percentage Interest is less than 25%, a majority of the Issuer Board, including at least one Company Director and one Monsanto Management Director, shall be required to approve any of the following: (i) the entry by the Issuer or any of its Affiliates into any merger or consolidation or the acquisition by the Issuer or any of its Affiliates of any business or assets that would constitute more than 10% of the Issuer's total assets determined on a consolidated basis (a "Substantial Part"); (ii) the sale, pledge, grant of security interest in, transfer, retirement or other disposal of a Substantial Part of the Issuer, except pursuant to a security interest granted in connection with borrowings permitted under subsection (iv) below or the pledge or granting of a security interest in certain intangible property as further described in the Stockholders Agreement; (iii) any dividend by or return of capital by the Issuer or Gargiulo (other than such distributions by Gargiulo to the Issuer as are necessary for the Issuer to timely perform its obligations under the Gargiulo Credit Facility Agreement); (iv) any incurrence or assumption, in the aggregate, by the Issuer, any of its Affiliates or any combination thereof, of any indebtedness for borrowed money at any time outstanding exceeding in the aggregate (determined on a consolidated basis) the greater of (A) $15,000,000, increasing by $5,000,000 on each July
1 commencing July 1, 1996, plus amounts secured by inventory and/or receivables for seasonal working capital lines and indebtedness incurred to acquire property, plant or equipment and secured by the acquired asset, minus amounts outstanding under the Newco Credit Facility Agreement, or (B) the amounts set forth in the Issuer's Operating Plan (as defined in the Stockholders Agreement), provided that loans under the Gargiulo Credit Facility Agreement shall not be counted in this limitation; (v) the repurchase or redemption of any Issuer Securities, other than from employees upon termination of employment or service; (vi) the establishment of any new committees of the Issuer Board (or the Calgene Board) or a new or revised delegation(s) of Issuer Board (or Calgene Board) authority to any Issuer Board committee or changes or revisions to general delegations of authority to officers or other persons for categories of expenditures; (vii) the adoption of or amendment to any benefit or incentive plans of the Issuer or any of its Affiliates which would increase the annual cost thereof by more than fifteen percent (15%) from the prior fiscal year or any adoption of, or amendment to, any stock option plan; (viii) the election, appointment or removal of the Chief Executive Officer, Chief Operating Officer or Chief Financial Officer of the Issuer and Calgene and their successors and the establishment of their annual or long term compensation level and benefits (other than agreements in effect at the Effective Time); provided, however, that the Company shall have the right to select the Chief Technical Officer of the Issuer and a controller reporting to the Chief Financial Officer of the Issuer; (ix) approval of the Operating
Plan and Strategic Plan (each as defined in the Stockholders Agreement) of the Issuer and its Affiliates, as well as the annual operating plan and long term strategic plan for the Gargiulo business, to be submitted to the Issuer Board annually for approval, and any material changes thereto; (x) any transaction between the Issuer (and its Affiliates), on the one hand, and its directors, officers or employees, on the other hand, which is not in the normal course of business; (xi) any modification of the Transaction Agreements; (xii) any amendment of the By-Laws or Certificate of Incorporation of the Issuer, Calgene or Gargiulo;
(xiii) the issuance of additional Issuer Securities (other than warrants for the purchase of Issuer Securities) in excess of 4,000,000 shares of Common Stock in any two year period to a third party, other than pursuant to plans referred to in subsection (vii) above or the issuance of any warrants for the purchase of Issuer Securities; (xiv) the sale or licensing by the Issuer or any of its Affiliates of certain intangible property, as further described in the Stockholders Agreement, or any other intangible property for consideration (other than royalties contingent on future sales) exceeding $5,000,000 in the aggregate (determined on a consolidated basis) per transaction or per series of related transactions; (xv) new fixed capital investments, capital leases or noncancellable operating leases by the Issuer and its Affiliates having annual payments in the aggregate (determined on a consolidated basis) exceeding the aggregate amount set forth in the Operating Plan;
(xvi) matters relating to Gargiulo L.P. covered in Article 5 of the Stockholders Agreement, including, without limitation, any changes in the composition of the Gargiulo Board of Directors (other than with respect to Messrs. Salquist and Stacey); (xvii) any press release which mentions or directly or indirectly refers to the Company, except as required by law and where Issuer Board approval cannot be obtained in a timely manner; (xviii) the initiation, settlement or termination of any suit or proceeding concerning intellectual property, any other matter which could have an adverse public affairs effect upon the Company or the filing of any insolvency or bankruptcy proceeding by or on behalf of the Issuer or any of its Affiliates; or (xix) the removal or election of the directors, subject to the terms of the Stockholders Agreement, of Gargiulo.

     (b) After a Trigger Event and until the earlier of (i) the third anniversary of the Effective Time or (ii) such time as the Company's Percentage Interest is at least seventy percent (70%), a majority of the Issuer Board, including at least two Company Directors, shall be required to approve any of the following: (i) except as provided in the Stockholders Agreement, the matters set forth in clauses (ii), (vi), (viii), (ix) and (xi) of paragraph (a) above; or (ii) any transaction between the Issuer (and its Affiliates) and the Company or any Affiliate of the Company.

     (c) From and after the occurrence of both (i) a Trigger Event and (ii) the third anniversary of the Effective Time, and until the Company's Percentage Interest is at least 99%, nether the Company nor any of its Affiliates shall enter into any transaction with the Issuer or any of its Affiliates without the approval of at least two Company Directors.

     NEWCO CREDIT FACILITY AGREEMENT

     At the Effective Time, the Issuer and the Company entered into a revolving credit facility agreement (the "Newco Credit Facility Agreement") pursuant to which the Company, subject to certain terms and conditions, agreed to make, at the request of the Issuer, three consecutive one-year subordinated loans of up to $15 million each to the Issuer for general corporate purposes, provided that not more than $15 million may be outstanding at any time. Under certain circumstances, the principal and interest due under such loans may be converted into shares of Common Stock. The loans made pursuant to the Newco Credit Facility Agreement are secured by the joint and several guaranties of certain subsidiaries of the Issuer. The agreement also contains a number of restrictions on the Issuer and its subsidiaries. For instance, the covenants contained in the Newco Credit Facility Agreement require the Issuer to maintain a minimum consolidated net worth of not less than $10,000,000 and a minimum consolidated working capital of not less than $5,000,000. The Newco Credit Facility Agreement also requires that the Issuer and its subsidiaries meet certain specified financial ratios, including a ratio of total long-term liabilities to net worth and a current ratio. In addition, the Newco Credit Facility Agreement imposes a number of limitations on the Issuer with respect to future acquisitions, liens, mergers and the sale of assets, loans and investments, guaranties, capital expenditures, the payment of dividends and the incurrence of indebtedness. At the Effective Time, the Company loaned the Issuer $15,000,000 pursuant to the terms of the Newco Credit Facility Agreement.

     GARGIULO CREDIT FACILITY AGREEMENT

     At the Effective Time, the Issuer and the Company entered into a revolving credit facility agreement (the "Gargiulo Credit Facility Agreement") pursuant to which the Company, subject to certain terms and conditions, shall make a loan of up to $40 million to the Issuer, the proceeds of which are to be used solely by Gargiulo. Gargiulo L.P. borrowed funds from the Company pursuant to an amendment of an existing credit facility to acquire Collier Farms, to support Gargiulo L.P.'s branded tomato strategy and to allow Gargiulo L.P. to make an approximately $2 million payment to the Company pursuant to the Development License Agreement dated December 23, 1992 (the "Development Agreement"), which amounts were converted into a loan under the Gargiulo Credit Facility Agreement at the Effective Time. The balance of any future borrowings under the Gargiulo Credit Facility Agreement will be used by Gargiulo to implement its branded tomato strategy. The loan is repayable out of a specified portion of the Cumulative Free Cash Flow (as defined in the Gargiulo Credit Facility Agreement) of Gargiulo or, if not repaid within eight years, may be converted by the Company under certain circumstances into shares of Common Stock. The loans made pursuant to the Gargiulo Credit Facility Agreement are secured by the joint and several guaranties of certain subsidiaries of the Issuer. The agreement also contains a number of restrictions on the Issuer and its subsidiaries. For instance, the covenants contained in the Gargiulo Credit Facility Agreement require the Issuer to maintain a minimum consolidated net worth of not less than $10,000,000 and a minimum consolidated working capital of not less than $5,000,000. The Gargiulo Credit Facility Agreement also requires that the Issuer and its subsidiaries meet certain specified financial ratios, including a ratio of total long-term liabilities to net worth and a current ratio. In addition, the Gargiulo Credit Facility Agreement imposes a number of limitations on the Issuer and its subsidiaries with respect to future acquisitions, liens, mergers and the sale of assets, loans and investments, guaranties, capital expenditures, the payment of dividends and the incurrence of indebtedness.

Item 7.  Material to be Filed as Exhibits
- -----------------------------------------

     1. Agreement and Plan of Reorganization by and between Monsanto Company and Calgene Technology Corporation, formerly
Calgene, Inc., dated as of October 13, 1995.

     2. Stockholders Agreement by and between Monsanto Company and Calgene, Inc., formerly Calgene II, Inc., dated as of March 31, 1996.

     3. Holding Company Credit Facility Agreement by and between Monsanto Company and Calgene, Inc., formerly Calgene II, Inc., dated as of March 31, 1996.

     4.   Gargiulo Credit Facility Agreement by and between
Monsanto Company and Calgene, Inc., formerly Calgene II, Inc., dated as of March 31, 1996.

                            Signature
                            ---------

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  April 10, 1996              MONSANTO COMPANY, a Delaware corporation

                                   By:
                                       ---------------------------------------

                                   Name:     Karl R. Barnickol
                                         -------------------------------------

                                   Title:         Assistant Secretary
                                          ------------------------------------

                          EXHIBIT INDEX


     Exhibit
- ------------------------------------------------------------------------------


1. Agreement and Plan of Reorganization by and between Monsanto Company and Calgene Technology Corporation, formerly Calgene, Inc., dated as of October 13, 1995, filed as (i) Annex A to the Proxy Statement/Prospectus constituting part of the Registration Statement on Form S-4 (333-739) dated as of February 6, 1996, and (ii) Exhibit 2.1. to the aforementioned Registration Statement.

2.   Stockholders Agreement by and between Monsanto Company and
     Calgene, Inc. (formerly incorporated under the name Calgene
     II, Inc.) dated as of March 31, 1996.

3. Holding Company Credit Facility Agreement by and between Monsanto Company and Calgene, Inc., formerly Calgene II, Inc., dated as of March 31, 1996.

4.   Gargiulo Credit Facility Agreement by and between Monsanto
     Company and Calgene, Inc. (formerly incorporated under the name Calgene II, Inc.) dated as of March 31, 1996.